

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 29, 2008

Ms. Jacqueline Danforth
President, Principal Executive, Financial and Accounting Officer
FACT Corporation
1530-9th Ave S.E.
Calgary, Alberta, Canada   T2G 0T7

      Re: **FACT Corporation**
               Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2006
               Filed February 13, 2008
               File No. 000-17232

Dear Ms. Danforth:

      We issued comments to you on the above captioned filing on March 11, 2008**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 13, 2008, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by May 13, 2008**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact Donald F. Delaney, at 202-551-3863, if you have any questions.

                          Sincerely,

                          Karl Hiller
                          Branch Chief